HEI Exhibit 12.1

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Three months ended March 31	2010 (1)	2010 (2)	2009 (1)	2009 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$21,807	$26,230	$21,097	$32,662
Interest component of rentals	1,142	1,142	1,441	1,441
Pretax preferred stock dividend requirements of subsidiaries	735	735	726	726

Total fixed charges	$23,684	$28,107	$23,264	$34,829

Earnings
Pretax income from continuing operations	$42,878	$42,878	$32,052	$32,052
Fixed charges, as shown	23,684	28,107	23,264	34,829
Interest capitalized	(779)	(779)	(1,622)	(1,622)

Earnings available for fixed charges	$65,783	$70,206	$53,694	$65,259

Ratio of earnings to fixed charges	2.78	2.50	2.31	1.87

Years ended December 31	2009 (1)	2009 (2)	2008 (1)	2008 (2)	2007 (1)	2007 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$85,827	$119,873	$120,083	$181,566	$156,575	$238,454
Interest component of rentals	5,339	5,339	5,354	5,354	5,367	5,367
Pretax preferred stock dividend requirements of subsidiaries	2,868	2,868	2,894	2,894	2,899	2,899

Total fixed charges	$94,034	$128,080	$128,331	$189,814	$164,841	$246,720

Earnings
Pretax income from continuing operations	$128,824	$128,824	$139,256	$139,256	$131,057	$131,057
Fixed charges, as shown	94,034	128,080	128,331	189,814	164,841	246,720
Interest capitalized	(5,268)	(5,268)	(3,741)	(3,741)	(2,552)	(2,552)

Earnings available for fixed charges	$217,590	$251,636	$263,846	$325,329	$293,346	$375,225

Ratio of earnings to fixed charges	2.31	1.96	2.06	1.71	1.78	1.52

See notes on page 2 of 2.

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2006 (1)	2006 (2)	2005 (1)	2005 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$148,160	$221,774	$144,671	$196,735
Interest component of rentals	4,729	4,729	4,133	4,133
Pretax preferred stock dividend requirements of subsidiaries	2,974	2,974	2,976	2,976

Total fixed charges	$155,863	$229,477	$151,780	$203,844

Earnings
Pretax income from continuing operations	$171,055	$171,055	$201,344	$201,344
Fixed charges, as shown	155,863	229,477	151,780	203,844
Interest capitalized	(2,879)	(2,879)	(2,020)	(2,020)

Earnings available for fixed charges	$324,039	$397,653	$351,104	$403,168

Ratio of earnings to fixed charges	2.08	1.73	2.31	1.98

(1)                      Excluding interest on ASB deposits.

(2)                      Including interest on ASB deposits.

(3)                      Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.